                                  EXHIBIT INDEX

                             DESCRIPTION OF DOCUMENT

Exhibit
Number
- -------

20.1        Press Release of the Registrant dated April 21, 1996

                                  EXHIBIT 20.1

                                 PRESS RELEASES

FOR MORE INFORMATION, CONTACT:

Public Relations:
Bob Michelet                              Barbara Burdick
Cisco Systems, Inc.                       StrataCom, Inc.
(408) 526-6636                            (408) 882-2003

Investor Relations:
Mary Thurber                              Randi Paikoff Feigin
Cisco Systems, Inc.                       StrataCom, Inc.
(408) 526-8893                            (408) 882-2231

                       CISCO SYSTEMS TO ACQUIRE STRATACOM

      SAN JOSE, Calif. -- April 22, 1996 -- Cisco Systems, Inc. today announced an agreement to acquire StrataCom, Inc. (NASDAQ: STRM), a leading supplier of Asynchronous Transfer Mode (ATM) and Frame Relay high-speed wide area network
(WAN) switching equipment that integrates and transports a wide variety of information, including voice, data and video.

      The combination with StrataCom will enable Cisco to provide end-to-end solutions across public, private or hybrid networks. Cisco and StrataCom will define the future of networking by merging high-performance ATM switching and local area network (LAN) switching with the intelligence and control of routing to develop the next- generation networking infrastructure. The combined entity will be positioned to deliver integrated, scalable multiservice network solutions to public carriers, Internet service providers and enterprises.

      Under the terms of the agreement, shares of Cisco common stock will be exchanged for all outstanding shares and options of StrataCom. Each share of StrataCom stock will be exchanged for the higher of one Cisco share or $50 of Cisco stock, depending on the price of Cisco's shares averaged during a specified period preceding the merger. If the average price of Cisco shares falls below $41 during this period, then the exchange rate will be 1.22 shares of Cisco stock to one share of StrataCom stock. The transaction will be accounted for as a pooling of interests and will qualify as a tax reorganization. Following the transaction, Dick Moley, president and CEO of StrataCom, will join Cisco's board of directors.

      The closing price of Cisco common stock on April 19, 1996, was $47.75 per share, giving the transaction an approximate value of $4 billion. The transaction is expected to be completed by the end of June 1996 and is subject to various conditions, including clearance under the Hart-Scott-Rodino Antitrust Act and approval by StrataCom stockholders.

      "By combining our networking technologies with those of StrataCom, Cisco will become the first vendor to provide advanced network infrastructure for the intranet and Internet environments and the only vendor to offer end-to-end connectivity across public, private or hybrid networks," said John Chambers, president and CEO of Cisco Systems.

                                     (more)

CISCO SYSTEMS TO ACQUIRE STRATACOM                                       2-2-2-2

      "In addition to having complementary technologies and a shared vision of future networking architectures, Cisco and StrataCom are both entrepreneurial, fast-growing Silicon Valley companies that thrive on the dynamic networking market," said StrataCom's Moley. "There's an excellent fit of cultures, values and personal chemistry."

      The transaction is expected to have a slightly dilutive-to-neutral impact on Cisco's earnings in fiscal 1997. However, any dilution is expected to be offset by the gain from certain appreciated securities from prior investments.

     Concurrent with this agreement, the companies have entered into licensing and OEM agreements under standard terms. StrataCom will license Cisco IOS(TM) software for integration into its line of wide area switching products, and Cisco will distribute and resell StrataCom's entire product line worldwide.

      This press release contains forward-looking statements that involve risks and uncertainties. The company's actual results, including the level of earnings of both Cisco and StrataCom, may differ from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks associated with acquisitions, such as difficulties in the assimilation of operations, technologies and products of the acquired companies, diversion of management's attention from other business concerns and risks of entering new markets.

      StrataCom, Inc., based in San Jose, Calif., develops, delivers and supports FastPacket networking systems for ATM applications in private wide area networks and public carrier service offerings, such as Frame Relay, ATM and Internet. StrataCom's family of products, including IPX(R), IGX, BPX, AXIS, FastPAD and EdgeConnect, is used to integrate and transport a wide variety of corporate information, including voice, data, video, image and multimedia traffic in narrowband to broadband ATM network applications. Company news and product/service information are available at World Wide Web site http://www.stratacom.com.

      Cisco Systems (NASDAQ: CSCO) is the leading global supplier of internetworking solutions for corporate intranets and the global Internet. Cisco's products, including routers, LAN and ATM switches, dial-up access servers and network management software, are integrated by the Cisco IOS software to link geographically dispersed LANs, WANs and IBM networks. Company news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, Calif.

                                      # # #

Cisco IOS is a trademark and Cisco, Cisco Systems and the Cisco logo are registered trademarks of Cisco Systems, Inc. All other trademarks, service marks, registered trademarks or registered service marks mentioned in this document are the property of their respective owners.

Editors' note: Cisco Systems, Inc. will be holding a conference call to discuss the Company's acquisition of StrataCom. The conference call will be held at 6:30 a.m. PDT (9:30 a.m. EDT) on Monday, April 22, 1996. To participate, call (212) 378-0901 and ask for the Cisco Systems Conference Call. A playback of this conference call will also be available immediately following the call. To listen to the playback, call (800) 633-8284 and enter the reservation number: 1710282.